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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                       American Biogenetic Sciences, Inc.
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                                (Name of Issuer)

                Class A Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                    024611105
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                                 (CUSIP Number)

                      Jose M. de Lasa, 100 Abbott Park Road
              Abbott Park, Illinois 60064-6400; Phone 847 937 8905
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ _ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  024611105
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1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Abbott Laboratories
                  IRS Identification No. 36-0698440
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [___]
                                                              (b)      [___]
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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS

         OO (see Item 3 below)
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5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         [___]
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6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
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NUMBER OF                     (7)   SOLE VOTING POWER
SHARES                              2,782,931
BENEFICIALLY                        --------------------------------------------
OWNED BY EACH                 (8)   SHARED VOTING POWER
REPORTING                           0
PERSON WITH                         -------------------------------------
                              (9)   SOLE DISPOSITIVE POWER
                                    2,782,931
                                    --------------------------------------------
                             (10)   SHARED DISPOSITIVE POWER
                                    0
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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,782,931
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12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                      [___]
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5% (see Item 5 below)
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14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
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                           Page 2 of 6 pages

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ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of the Class A Common Stock, par value $0.001 per share (the "Common Stock"), of American Biogenetic Sciences, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1375 Akron Street, Copiague, New York 11726.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6400.

         The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

         (d) and (e) Neither Abbott, nor to the best of its knowledge, any person listed on Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Abbott acquired 2,782,931 shares of Common Stock (the "Shares") at an aggregate purchase price of $1,500,000. The source of funds for the Shares is Abbott's general assets.

ITEM 4.  PURPOSE OF THE ACQUISITION

         Abbott acquired the Shares as an investment and in connection with its license, research, development, marketing and sale agreement with the Issuer.

         (a) - (j) At present, Abbott does not have any plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Abbott does, however, reserve the

                           Page 3 of 6 pages

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right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Abbott is the beneficial owner of the Shares, representing approximately 7.5% of the outstanding shares of the Common Stock.

         (b) Abbott will have sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

         (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of the Issuer during the past sixty days.

         (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, the Shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The summaries of certain terms of the following agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the agreements and reference is made to the full text of such agreements which are filed as exhibits to this statement and are incorporated herein by reference.


                           Page 4 of 6 pages
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         Abbott purchased the Shares pursuant to the terms of a Stock
Purchase Agreement, dated January 27, 2000, by and between Abbott and the Issuer. In addition, Abbott acquired certain registration rights under a Registration Rights Agreement, dated January 27, 2000, by and between Abbott and the Issuer. At any time after the first anniversary of the Registration Rights Agreement, Abbott may request the Issuer to file a registration statement registering the resale of the Shares. The Issuer is required to file a registration statement on Form S-3 within 45 days following such request. Additionally, subject to certain exceptions under Section 2.2 of the Registration Rights Agreement, if at any time after the first anniversary of the Registration Rights Agreement, the Issuer determines to register any of its securities, the Issuer will give Abbott notice of such registration. The Issuer will use reasonable efforts to include in such registration Shares not previously registered or sold to the public with respect to which the Issuer receives a written request (within 15 days of the notice) to include in the registration.

         Abbott must provide the Issuer with notice of its intent to sell Shares pursuant to a registration statement. The Issuer may refuse Abbott the right to resell Shares pursuant to a registration statement if the Issuer delivers a certificate to Abbott to the effect that a sale pursuant to the registration statement could violate federal securities laws. In such an event, the Issuer shall either use commercially reasonable efforts to promptly amend the registration statement, if necessary, and take other actions necessary to allow such sale under the federal securities laws, or exercise the right described in the next paragraph.

         The Issuer's board of directors in its good faith judgement, after consultation with counsel, may decline to permit the resale of any Shares for up to 90 days, if the filing of a registration statement to permit the proposed sale would adversely affect a pending or scheduled public offering, acquisition, merger, or similar transaction, or would require disclosure of another material development before the time it would otherwise be required to be disclosed in a manner adverse to the Issuer. This right may not be exercised more than twice in any 12 month period.

                           Page 5 of 6 pages

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1 -   Information Concerning Executive Officers and
                                Directors of Abbott Laboratories.

                  Exhibit 2 -   Stock Purchase Agreement, dated January 27,
                                2000.

                  Exhibit 3 -   Registration Rights Agreement, dated
                                January 27, 2000.


                           *********************************


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Abbott Laboratories

DATED: February 7, 2000             By:     /s/ Gary P. Coughlan
                                       -----------------------------------------
                                       Gary P. Coughlan, Senior Vice President,
                                       Finance and Chief Financial Officer





                           Page 6 of 6 pages

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                                  EXHIBIT INDEX


Exhibit Number      Description
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
      1             Information Concerning Executive Officers and
                    Directors of Abbott Laboratories.

      2             Stock Purchase Agreement, dated January 27, 2000.

      3             Registration Rights Agreement, dated January 27, 2000.